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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

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                          DOCUMENT SCIENCES CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

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                                   25614R-10-5
                      (CUSIP Number of Class of Securities)

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                                JOHN L. MCGANNON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          DOCUMENT SCIENCES CORPORATION
                               6339 PASEO DEL LAGO
                               CARLSBAD, CA 92009
                                 (760) 602-1400
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

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                                 WITH A COPY TO:

                                 RONALD S. BEARD
                           GIBSON, DUNN & CRUTCHER LLP
                          JAMBOREE CENTER, 4 PARK PLAZA
                              IRVINE, CA 92614-8557
                                 (949) 451-3800

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third-party tender offer subject to Rule 14d-1.

       [X] issuer tender offer subject to Rule 13e-4.

       [ ] going-private transaction subject to Rule 13e-3.

       [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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         Document Sciences Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed on February 16, 2001 (the "Schedule TO"), as subsequently amended from time to time, with respect to its offer to purchase up to 6,000,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.001 per share (the "Shares"), at a purchase price of $2.00 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), a copy of which was previously filed as Exhibit (a)(1)(A), and the related Letter of Transmittal (the "Letter of Transmittal"), previously filed as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEM 11.

         Item 11 of the Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to all items of the Schedule TO, is hereby amended and supplemented to include the following information:

         On April 5, 2001, Document Sciences issued the press release filed as Exhibit (a)(1)(I), which is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION
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(a)(1)(A)*        Offer to Purchase dated February 16, 2001.

(a)(1)(B)*        Letter of Transmittal.

(a)(1)(C)*        Notice of Guaranteed Delivery.

(a)(1)(D)* Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)* Press Release dated February 16, 2001 (included in the Schedule TO-C filed by Document Sciences Corporation with the Securities and Exchange Commission on February 16, 2001).

(a)(1)(H)*        Press Release dated March 27, 2001.

(a)(1)(I)         Press Release dated April 5, 2001.

(b)               Not applicable.

(d)* Letter Agreement between the Company and Xerox Corporation relating to the tender of Xerox's Shares and granting the Company an option to purchase up to an additional 2,000,000 Shares after expiration of the Offer.

(g)               Not applicable.

(h)               Not applicable.

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*  Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 5, 2001

                                             DOCUMENT SCIENCES CORPORATION

                                             By: /s/ John L. McGannon
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                                             Name:   John L. McGannon
                                             Title:  President and Chief
                                                     Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
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(a)(1)(A)*        Offer to Purchase dated February 16, 2001.

(a)(1)(B)*        Letter of Transmittal.

(a)(1)(C)*        Notice of Guaranteed Delivery.

(a)(1)(D)* Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)* Press Release dated February 16, 2001 (included in the Schedule TO-C filed by Document Sciences Corporation with the Securities and Exchange Commission on February 16, 2001).

(a)(1)(H)*        Press Release dated March 27, 2001.

(a)(1)(I)         Press Release dated April 5, 2001.

(b)               Not applicable.

(d)* Letter Agreement between the Company and Xerox Corporation relating to the tender of Xerox's Shares and granting the Company an option to purchase up to an additional 2,000,000 Shares after expiration of the Offer.

(g)               Not applicable.

(h)               Not applicable.

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*  Previously filed.